SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28685; 812-13525]

Bridgeway Capital Management, Inc.; Notice of Application

April 1, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to section 2(a)(9) of the Investment Company Act of 1940 ("Act").

Summary of Application: Bridgeway Capital Management, Inc. ("Bridgeway Capital") requests an order declaring that Leonora R. Montgomery ("Leonora Montgomery") does not control Bridgeway Capital.

Applicant: Bridgeway Capital.

Filing Dates: The application was filed on April 21, 2008 and amended on October 2, 2008. Applicant has agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 27, 2009, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant, 5615 Kirby Drive, Suite 518, Houston, TX 77005-2448.

For Further Information Contact: Steven I. Amchan, Attorney Adviser, at (202) 551-6826, or Marilyn Mann, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street, NE, Washington, DC 20549-1520 (telephone (202) 551-5850).

Applicant's Representations:

1.   Bridgeway Capital, a Texas corporation, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, and is engaged in the business of providing investment advisory services to investment companies registered under the Act ("RICs"), high net worth individuals, and institutional clients. As of the date of the application, Bridgeway Capital has investment advisory or subadvisory agreements with Bridgeway Funds, Inc., Calvert Large-Cap Growth Fund, Equitable Calvert Socially Responsible Portfolio, Valic I – Small Cap Fund, Valic II – Capital Appreciation Fund, State Farm Variable Small/Mid Cap Equity Fund, State Farm Retail Small/Mid Cap Equity Fund, and Calvert New Vision Small Cap-Fund, each of which is an open-end RIC. Bridgeway Capital was founded in 1993 by John N.R. Montgomery ("John Montgomery"). John Montgomery has served as chairman and president of Bridgeway Capital since its inception.

2.   The capitalization of Bridgeway Capital currently consists of 3,000 shares of authorized common stock, of which 1,175.877 shares are issued and outstanding ("Bridgeway Capital Common Stock"). As of December 31, 2008, John Montgomery owned 766.800 shares

(65.21%), Leonora Montgomery, John Montgomery's mother, owned 359.545 shares (30.58%), Franklin J. Montgomery, John Montgomery's brother, owned 4.714 shares (0.40%), Catherine A. Montgomery, Franklin J. Montgomery's spouse, owned 0.560 shares (0.05%), Bethany M. Hays and Catherine M. Tinsley, John Montgomery's sisters, each owned 0.560 shares (0.05%), Diana Ryan and Diane Matthes, friends of Leonora Montgomery, owned 0.780 shares (0.07%) and 0.280 shares (0.02%) respectively, and the Bridgeway Capital Employee Stock Ownership Program ("ESOP") owned 42.078 shares (3.58%).

3.   Leonora Montgomery received her shares of Bridgeway Capital Common Stock in 1995 and 1996 in exchange for an investment in Bridgeway Capital. Leonora Montgomery does not currently have, nor has she ever had, any significant or material interactions with Bridgeway Capital other than her ownership of Bridgeway Capital Common Stock. She has never served as an officer or director of Bridgeway Capital or been involved in the operation of Bridgeway Capital, and her interest in Bridgeway Capital is purely that of a passive long-term shareholder.

4.   Leonora Montgomery executed her written last will and testament ("Will") on April 19, 2007. The Will provides that at the time of her death, Leonora Montgomery's Bridgeway Capital Common Stock will be transferred in equal amounts to each of her four children (i.e., 7.65% of outstanding Bridgeway Capital Common Stock to each of John Montgomery, Franklin J. Montgomery, Bethany M. Hays and Catherine M. Tinsley based on ownership data as of December 31, 2008). Absent any ensuing issuance of Bridgeway Capital Common Stock, such future transfer of shares will result in the increase of John Montgomery's aggregate share ownership in Bridgeway Capital Common Stock from 65.21% to 72.86% (based on ownership data as of December 31, 2008).

5. No changes are contemplated in the existing management or operations of Bridgeway Capital in connection with the future transfer of Bridgeway Capital Common Stock. John Montgomery will continue to serve as chairman and president of Bridgeway Capital. It is currently contemplated that no share transactions will be effected by Bridgeway Capital that would have the effect of materially reducing John Montgomery's ownership of Bridgeway Capital Common Stock.

Applicant's Legal Analysis:

1. Bridgeway Capital requests an order under section 2(a)(9) of the Act declaring that Leonora Montgomery does not control it. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company. Section 2(a)(9) also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control the company. Section 2(a)(9) further provides that this presumption may be rebutted by evidence but continues until a determination to the contrary is made by the Commission. For the reasons set forth below, applicant believes that the evidence presented in the application rebuts the presumption that Leonora Montgomery controls Bridgeway Capital as a result of her ownership of more than 25 percent of Bridgeway Capital's voting securities.

2. If Leonora Montgomery were determined to control Bridgeway Capital, the future transfer of her Bridgeway Capital Common Stock could be deemed to result in the "assignment," as defined in section 2(a)(4) of the Act, of Bridgeway Capital's investment advisory or subadvisory agreement with each RIC advised or subadvised by Bridgeway Capital at the time of the transfer ("Fund"), resulting in the automatic termination of each investment advisory or subadvisory agreement in accordance with section 15(a)(4) of the Act. If the investment

advisory or subadvisory agreements were terminated, a new investment advisory or subadvisory agreement would have to be approved by each Fund's board of directors and shareholders pursuant to section 15(a) of the Act, even though there would be no change to the terms of the investment advisory or subadvisory agreements, or to the investment policies, personnel, operations, or actual control of Bridgeway Capital as a result of the transfer of Bridgeway Capital Common Stock. Bridgeway Capital wants to eliminate the need for a special meeting of the shareholders of each Fund and to avoid the burden and expense of soliciting proxies merely for the purpose of approving an investment advisory or subadvisory agreement that would be identical to the existing investment advisory or subadvisory agreement, which already has been approved by each Fund's board of directors and shareholders in accordance with section 15(a) of the Act.

      3.   Since Bridgeway Capital's inception, John Montgomery has solely "controlled" Bridgeway Capital, as that term is defined in section 2(a)(9) of the Act, and has been involved in the active management of all aspects of the operations and affairs of Bridgeway Capital in his capacity as chairman, president, and majority shareholder. Additionally, the shareholder voting provisions of Bridgeway Capital's articles of incorporation and by-laws support the fact that only John Montgomery controls Bridgeway Capital. For purposes of any meeting of shareholders, a quorum consists of the holders of 50% of the issued and outstanding Bridgeway Capital Common Stock entitled to vote, present in person or by proxy. Furthermore, assuming a quorum is present, any matter to be voted upon must be approved by a vote of a majority of Bridgeway Capital Common Stock present in person or by proxy.[1] Each shareholder is entitled to one vote

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[1]   Bridgeway Capital's Articles of Incorporation do include one provision requiring a three-fourths affirmative vote of creditors or shareholders, as the case may be, to agree to proposed compromises or arrangements (including a reorganization) between Bridgeway Capital and its creditors or shareholders, as the case may be, over which a court has jurisdiction.

for each share of Bridgeway Capital Common Stock owned by such shareholder. As a result of John Montgomery's current 65.21% ownership of Bridgeway Capital Common Stock, a quorum cannot be reached without John Montgomery's shares of Bridgeway Capital Common Stock. Moreover, John Montgomery has sufficient voting power to control the election of directors as well as any other matter to be voted upon at a shareholder meeting.[2]

4.	Applicant represents that Leonora Montgomery has never exercised, and will not exercise, a controlling influence over the management or policies of Bridgeway Capital and that John Montgomery does and will exercise control over its management. Applicant thus submits that the facts prescribed in the application rebut the presumption of control created by section 2(a)(9) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary

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[2]	Since April 1995, when Leonora Montgomery became a shareholder in Bridgeway Capital, Leonora Montgomery has voted on each matter that has required a shareholder vote (whether at a formal shareholder meeting or by written consent) in the same manner as John Montgomery. Additionally, even if Leonora Montgomery did attempt to exercise actual control, John Montgomery is the majority shareholder, and as such, Leonora Montgomery could only have a limited influence on the operations of Bridgeway Capital.